Exhibit 99.1

News Release 1/2011 January 18, 2011

Baja Finalizes Fixed Interest Rate on US EXIM loans at 3.02% and Provides Boleo Project Update

Vancouver, January 18, 2011 - Baja Mining Corp. ("Baja") (TSX:BAJ - OTCQX: BAJFF) is pleased to announce that its 70% owned project company, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”) met all of the condition precedents necessary for the Export-Import Bank of the United States (“US EXIM”) loan facility to become operative on January 14, 2011.

The interest rate on the US$ 419.6 million US EXIM loan facility has consequently been fixed at 3.02% for the full 14 year term of the loan.

“We are extremely pleased with the interest rate secured on the US EXIM loan,” said John Greenslade, President & CEO. “We have been able to secure a rate that is among the lowest in recent history for over 50% of our total debt facilities”

The US EXIM loan facility is part of the US$ 858 million of financing facilities for the construction and development of the Boleo project located in Baja California Sur, Mexico. The financing facilities comprise US$ 823 million of project debt financing facilities and a US$ 35 million equity cost overrun support facility signed on September 28, 2010.

While working on the completion of the condition precedents, construction has moved forward at Boleo.

“As of mid January the project has made significant progress in mobilizing site construction and committing to the purchase of mining and process plant equipment,” said Mike Shaw, COO. “The EPCM contractor mobilized to site in November and the site earthworks contractor began working in December. In addition, construction contracts for completion of camp construction, haul roads and infrastructure have been issued. A cement batch plant is being mobilized to be closely followed by first concrete installation construction.”

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines. For more information, please visit www.bajamining.com.

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BAJA MINING CORP 500-200 Burrard Street, Vancouver, BC, Canada V6C 3L6 T 604 685 2323 F 604 629-5228	www.bajamining.com | BAJ:TSX

News Release 1/2011 January 18, 2011

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

For further information please contact John Greenslade, President, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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